UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-28335

CUSIP NUMBER
313828 10 5

NOTIFICATION OF LATE FILING

(Check One):  Form 10-K  Form 20-F  Form 11-K  Form 10-Q
 Form N-SAR

For Period Ended: _________________________________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: 12/31/2004


Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________
PART I -- REGISTRANT INFORMATION

                                  4255 S. Bannock St.
                               Englewood, Colorado 80110
                                  (303) 762-7381
                     (Address of principal executive offices)


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Federal Security Protection Services, Inc. has determined that it will not be able to file its Form 10-QSB for the December 31st, 2004 quarter by the February 14, 2004 due date and, therefore, has requested the five-day extension permitted by the SEC's rules.

On December 8th, 2004, our Board of Directors was informed by our Audit Committee, that our accountant was not a registered certified public accountant as required by Sarbanes Oxley Act 2002 for the auditing of public companies. The Audit Committee therefore unanimously agreed to replace Carl S. Sanko CPA as the Company's Independent Public Accounting Firm effective immediately.

The Board of Directors immediately engaged Jonathan P. Reuben CPA, as our independent certifying accountant for the preparation of an ammended 10-kSB for the year ended March 31st, 2004, and for future auditing purposes, effective December 8th, 2004.

The current auditor, Jonathon Reuben CPA is in the process of auditing the quarter ended December 31st, 2004 and expects to conclude such audit in time for the Company to file its 10QSB within the five day extension period.



PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


Daniel Thornton
(303) 762-7381


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes__X__ No ______

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes_____ No___X___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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Federal Security Protection Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 15, 2005 By Daniel Thornton
                          /s/ Daniel Thornton
                              Director and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).